Filed Pursuant to Rule 433
Registration No. 333-234425-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
Market Linked Securities—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the Russell 2000® Index due September 6, 2022
Term Sheet to Pricing Supplement dated May 28, 2021
Summary of Terms
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 15 months
Underlying	Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index.
Pricing Date:	May 28, 2021
Issue Date:	June 3, 2021
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Redemption Amount:	See “How the Redemption Amount is calculated” on page 3
Maturity Date:	September 6, 2022
Starting Value:	2,268.972
Ending Value:	The closing level of the Underlying on the Valuation Date, as determined by the calculation agent.
Maximum Return:	9.00% of the principal amount per Security ($90.00 per Security)
Threshold Value:	2,098.7991, which is equal to 92.50% of the Starting Value
Upside Participation Rate:	200%
Valuation Date:	August 29, 2022
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:
2.275%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of 1.25% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain Securities sold in this offering, BofA Securities, Inc. may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP:	09709UHU5
Description of Terms
●	Linked to the Russell 2000® Index
●
Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a Redemption Amount that may be greater than, equal to or less than the principal amount of the Securities, depending on the performance of the Underlying from its Starting Value to its Ending Value. The Redemption Amount will reflect the following terms:

●	If the level of the Underlying increases:
You will receive the principal amount plus 200% participation in the upside performance of the Underlying, subject to a Maximum Return at maturity of 9.00% of the principal amount per Security. As a result of the Maximum Return, the maximum Redemption Amount is $1,090.00 per Security.
●	If the level of the Underlying decreases but the decrease is not more than 7.50%:
You will be repaid the principal amount
●	If the level of the Underlying decreases by more than 7.50%:
You will receive less than the principal amount and have 1-to-1 downside exposure to the decrease in the level of the Underlying in excess of 7.50%
●	Investors may lose up to 92.50% of the principal amount
●	All payments on the Securities are subject to the credit risk of BofA Finance and BAC
●	No periodic interest payments or dividends
●	The Securities will not be listed on any securities exchange.

The initial estimated value of the Securities as of the pricing date is $972.30 per Security, which is less than the public offering price listed below. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement and “Structuring the Securities” on page PS-25 of the accompanying pricing supplement for additional information.
The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-8 of the accompanying pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
This final term sheet should be read in connection with the accompanying pricing supplement, product supplement, prospectus supplement and prospectus.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right is based on the Maximum Return of 9.00% or $90.00 per Security, the Upside Participation Rate of 200% and a Threshold Value equal to 92.50% of the Starting Value.
This graph has been prepared for purposes of illustration only.  Your actual return will depend on the actual Starting Value and the actual Ending Value and whether you hold your Securities to maturity.

80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
9.00%
200% of Index return, to maximum return
7.5% buffer
Security Return at Maturity
Index Return at Maturity
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Hypothetical Security Return
Hypothetical Index Return

Hypothetical Returns

Hypothetical Ending Value	Hypothetical percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Hypothetical Redemption Amount payable at maturity per Security	Hypothetical pre-tax total rate of return
175.00	75.00%	$1,090.00	9.00%
150.00	50.00%	$1,090.00	9.00%
140.00	40.00%	$1,090.00	9.00%
130.00	30.00%	$1,090.00	9.00%
120.00	20.00%	$1,090.00	9.00%
110.00	10.00%	$1,090.00	9.00%
104.50	4.50%	$1,090.00(1)	9.00%
102.00	2.00%	$1,040.00	4.00%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
92.50(3)	-7.50%	$1,000.00	0.00%
91.50	-8.50%	$990.00	-1.00%
80.00	-20.00%	$875.00	-12.50%
70.00	-30.00%	$775.00	-22.50%
50.00	-50.00%	$575.00	-42.50%
25.00	-75.00%	$325.00	-67.50%
Assumes the Maximum Return of 9.00% or $90.00 per Security, the Upside Participation Rate of 200%, a hypothetical Threshold Value equal to 92.50% of the hypothetical Starting Value and a range of hypothetical Ending Values of the Underlying. Each Security has a principal amount of $1,000.
(1) The Redemption Amount per Security cannot exceed $1,000 plus the Maximum Return.
(2) The hypothetical Starting Value of 100.00 has been chosen for illustrative purposes only. The actual Starting Value is set forth under “Terms of the Securities” above. For historical data regarding the actual closing levels of the Underlying, see the historical information set forth under the section titled “The Russell 2000® Index” in the accompanying pricing supplement.
(3) This is the hypothetical Threshold Value.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at maturity and the resulting pre-tax rate of return will depend on the actual Starting Value and the actual Ending Value.

How The Redemption Amount Is Calculated
On the Maturity Date, you will receive a cash payment per Security equal to the Redemption Amount. The Redemption Amount per Security will equal:
●	If the Ending Value is greater than the Starting Value: $1,000 plus the lesser of:
   (i)
   (ii)                the Maximum Return;

●	If the Ending Value is less than or equal to the Starting Value, but greater than or equal to the Threshold Value: $1,000; or
●	If the Ending Value is less than the Threshold Value: $1,000 minus

In this case, the Redemption Amount will be less than the principal amount and you could lose up to 92.50% of your principal amount
Selected Risk Considerations
The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Risk Factors” section in the accompanying pricing supplement.  Please review those risk disclosures carefully.
●	Your investment may result in a loss; there is no guaranteed return of principal.
●	The return on the Securities will be limited to the Maximum Return.
●	The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date.
●	The Securities do not bear interest.
●	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
●
Any payment on the Securities is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Securities.

●	BofA Finance is a finance subsidiary and, as such, has no independent assets, operations or revenues.
●	The public offering price you pay for the Securities will exceed their initial estimated value.
●
The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or Wells Fargo Securities, LLC (“Wells Fargo Securities”) and its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
●
The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●
Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and Wells Fargo Securities and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.

●	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
●	The publisher of the Underlying may adjust the Underlying in a way that affects its levels, and the publisher has no obligation to consider your interests.
●	The Securities are subject to risks associated with small-size capitalization companies.
●	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.

Not appropriate for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
BofA Finance and BAC have filed a registration statement (including pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Pricing Supplement dated May 28, 2021, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying pricing supplement are inconsistent with those described herein, the terms described in the accompanying pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying pricing supplement, Product Supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.
Not a research report
This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofAS or Wells Fargo Securities research departments.
Consult your tax advisor
Investors should review carefully the accompanying pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
An affiliate of the Issuer has entered into a non-exclusive license agreement with FTSE Russell, whereby such affiliate and certain of its affiliates, including the Issuer, in exchange for a fee, will be permitted to use RTY, which is owned and published by FTSE Russell, in connection with certain products, including the notes. The Securities are not sponsored, endorsed, sold or promoted by FTSE Russell (including its affiliates). FTSE Russell has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. FTSE Russell makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of RTY to track general stock market performance.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.